Exhibit 99.1

The9 Signed a Legally-binding Term Sheet with Cryptocurrencies Mining Investors Led by Jianping Kong to Start the Cryptocurrencies Business

Shanghai, China, January 4, 2021

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed a legally binding cooperation and investment term sheet (the “Term Sheet”) with several investors in the cryptocurrencies mining industry including Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN, the first Bitcoin mining machine manufacturer listed on Nasdaq), Qifeng Sun, the former Director of Canaan Inc., Li Zhang and Enguang Li (collectively, the “Investors”). Pursuant to the Term Sheet, The9 will issue Class A ordinary shares and warrants to the Investors. The9 is expected to receive proceeds from the transactions contemplated under the Term Sheet in accordance with certain pre-agreed conditions, if realized. The Investors are expected to utilize their cryptocurrencies mining industry resources to assist The9 for its development of cryptocurrencies mining business. The9 will set up a new wholly owned subsidiary NBTC Limited to operate its blockchain and cryptocurrencies business.

Pursuant to the Term Sheet, The9 will issue 8,108,100 Class A ordinary shares (equivalent to 270,270 ADSs) at US$0.1233 per Class A ordinary share (equivalent to US$3.7 per ADS) and 207,891,900 warrants, each warrant representing the right to purchase one Class A ordinary share (equivalent to 6,929,730 ADSs assuming full exercise of warrants) to the Investors. The warrants will be divided into four equal tranches. The exercise price of three tranches of warrants is US$0.1233 per Class A ordinary share (equivalent to US$3.7 per ADS) while the exercise price of the other tranche of warrants is US$0.2667 per Class A ordinary share (equivalent to US$8 per ADS). Each tranche of the warrants is subject to its vesting conditions, including market capitalization of The9 reaching US$100 million, US$300 million, US$500 million and US$1 billion within the timeframes of 6 months, 12 months, 24 months and 36 months, respectively. If the Investors exercise all of the warrants, The9 is expected to raise an aggregate consideration of approximately US$34 million in this transaction from the Class A ordinary shares issuance consideration and warrants exercise. The9 has the right to decide whether the Investors shall make payments in the form of U.S. dollars or cryptocurrencies (including Bitcoin) in the definitive agreement.

"The9 has begun to deploy its blockchain and cryptocurrencies business strategy. This time, we are cooperating with investors including Mr. Jianping Kong. They have rich experience and resources in the field of cryptocurrencies mining machine manufacturing and cryptocurrencies mining operation and should be able to assist The9 to launch our cryptocurrencies mining operation. Our goal is to build up cryptocurrencies mining machines for The9 that will contribute 8% to 10% of the global hash rate of Bitcoin, 10% of the global hash rate of Ethereum and 10% of the global hash rate of Grin and become one of the world's largest cryptocurrencies mining companies in terms of hash rate. This will also speed up our other cryptocurrency related businesses. It has been 12 years since the birth of Bitcoin. We believe that cryptocurrencies will bring more convenience to our daily life," said Mr. Jun Zhu, Chairman and CEO of The9.

“We will assist The9 to purchase cryptocurrencies mining machines including but not limited to AvalonMiners, AntMiners, WhatsMiners and Ipollo miners, and build up a professional team to focus on cryptocurrencies business,” said Mr. Jianping Kong.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en